SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 4) 1

NATIONAL HOLDINGS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636375107

(CUSIP Number)

Strategic Turnaround Equity Partners, L.P. (Cayman)

c/o GCM Administrative Services, LLC

720 Fifth Avenue, 10th Floor

New York, New York 10019

(212) 247-0581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. X

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 636375107		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman) 98-0498777
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 776,665
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 776,665
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,665 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.53% (1)
14		TYPE OF REPORTING PERSON PN

(1)   On the basis of 21,946,704 shares of Common Stock reported by the Company to be issued and outstanding as of January 11, 2012 in the Company’s latest Annual Report on Form 10-K as filed with the Securities and Exchange Commission on January 13, 2012.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636375107		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management LLC 90-0000838
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 776,665
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 776,665
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,665 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.53% (1)
14		TYPE OF REPORTING PERSON OO

(1)   On the basis of 21,946,704 shares of Common Stock reported by the Company to be issued and outstanding as of January 11, 2012 in the Company’s latest Annual Report on Form 10-K as filed with the Securities and Exchange Commission on January 13, 2012.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636375107		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCM Administrative Services, LLC 90-0000841
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 776,665
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 776,665
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,665 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.53% (1)
14		TYPE OF REPORTING PERSON OO

(1)   On the basis of 21,946,704 shares of Common Stock reported by the Company to be issued and outstanding as of January 11, 2012 in the Company’s latest Annual Report on Form 10-K as filed with the Securities and Exchange Commission on January 13, 2012.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636375107		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 776,665
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 776,665
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,665 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.53% (1)
14		TYPE OF REPORTING PERSON IN

(1) On the basis of 21,946,704 shares of Common Stock reported by the Company to be issued and outstanding as of January 11, 2012 in the Company’s latest Annual Report on Form 10-K as filed with the Securities and Exchange Commission on January 13, 2012.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636375107		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 473,026(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 776,665
EACH REPORTING	9	SOLE DISPOSITIVE POWER 473,026 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 776,665
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,691 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.70 (2)
14		TYPE OF REPORTING PERSON IN

(1)   Of the 473,026 total shares of common stock, 3,700 shares of common stock are held by Jacombs Investments, Ltd. (“Jacombs”) for which Mr. Galloway retains full investment and voting discretion, 405,821 shares are held by Mr. Galloway’s Individual Retirement Account, 30,000 and 33,505 shares are held by RexonGalloway Capital Growth, LLC and Mr. Galloway’s children, respectively, for which Mr. Galloway retains full investment and voting discretion.

(2)   On the basis of 21,946,704 shares of Common Stock reported by the Company to be issued and outstanding as of January 11, 2012 in the Company’s latest Annual Report on Form 10-K as filed with the Securities and Exchange Commission on January 13, 2012.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates to the Common Stock, no par value, (the “Common Stock”) of National Holdings Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 120 Broadway, 27th Floor, New York, NY 10271.

Item 2. Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, LP (Cayman) (“STEP”), is a limited partnership domiciled in the Cayman Islands and focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of STEP, GCM Administrative Services, LLC is a Delaware limited liability company principally engaged in serving as the investment manager of STEP. Mssrs. Galloway and Herman are each managing members of Galloway Capital Management, LLC and GCM Administrative Service, LLC. Gary L. Herman and Bruce Galloway are citizens of the United States.

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Schedule 13D, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, LP (Cayman) Cayman Islands limited partnership

Galloway Capital Management, LLC General Partner

Delaware limited liability company

Managing Member – Gary L. Herman
Managing Member – Bruce Galloway

GCM Administrative Services, LLC Investment Manager

Delaware limited liability company

Managing Member – Gary L. Herman
Managing Member – Bruce Galloway

Galloway Capital Management, LLC General Partner

Delaware limited liability company

Managing Member – Gary L. Herman
Managing Member – Bruce Galloway

Bruce Galloway Citizenship - United States

Gary L. Herman Citizenship - United States

The address of the principal business office of Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management LLC, GCM Administrative Services, LLC, Bruce Galloway and Gary Herman is: c/o GCM Administrative Services, LLC, 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons or any officer or director thereof, was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, LP (Cayman) and the investment capital of Messrs. Galloway and Herman.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Strategic Turnaround Equity Partners, LP (Cayman) is deemed to be the direct beneficial owner of 776,665 shares of Common Stock. Galloway Capital Management LLC (as the general partner of STEP), GCM Administrative Services, LLC (as the investment manager of STEP), Bruce Galloway and Gary L. Herman (as Managing Members of Galloway Capital Management LLC and GCM Administrative Services, LLC) are deemed to beneficially own an aggregate of 776,665 shares of Common Stock, representing approximately 3.53% of the number of shares of Common Stock stated to be outstanding by the Company in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on January 13, 2012. Galloway Capital Management LLC and GCM Administrative Services, LLC are deemed to be the indirect beneficial owner of 776,665 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 776,665 shares of Common Stock held by STEP. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, LP (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, LP (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, LP (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and disposition of these shares of Common Stock.

Of the 473,026 total shares of common stock reported by Mr. Galloway, 3,700 shares of common stock are held by Jacombs Investments, Ltd. (“Jacombs”) for which Mr. Galloway retains full investment and voting discretion, 405,821 shares are held by Mr. Galloway’s Individual Retirement Account, 30,000 and 33,505 shares are held by RexonGalloway Capital Growth, LLC and Mr. Galloway’s children, respectively, for which Mr. Galloway retains full investment and voting discretion.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A. Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012

Strategic Turnaround Equity Partners, LP (Cayman)

By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of

Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

By:/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

GCM Administrative Services, LLC

By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member

By:/s/ Gary L. Herman

Gary Herman

By:/s/ Bruce Galloway

Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of National Holdings Corporation.  It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: January 13, 2012

Strategic Turnaround Equity Partners, LP (Cayman)

By:/s/ Gary Herman

Name: Gary Herman

Title: Managing Member of Galloway Capital Management, LLC,

General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

By:/s/ Bruce Galloway

Name: Bruce Galloway

Title: Managing Member

GCM Administrative Services, LLC

Name: Gary Herrman

By:/s/ Gary Herman

Name: Gary Herman

Title: Managing Member

/s/ Gary Herman

Gary L. Herman

/s/ Bruce Galloway

Bruce Galloway

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).